Starburst II, Inc.

11501 Outlook Street 4th Floor

Overland Park, Kansas 66211

April 29, 2013

Via Facsimile and EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel

Re:	Starburst II, Inc. Registration Statement on Form S-4 (File No. 333-186448)

Dear Mr. Spirgel:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request acceleration of the effective time of the above-referenced Registration Statement of Starburst II, Inc. (the “Company”), so that it may become effective at 5:00 P.M., Washington, D.C. time, as of May 1, 2013, or as soon as possible thereafter.

Furthermore, we hereby acknowledge that:

•

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder Intentionally Left Blank.]

Securities and Exchange Commission

Acceleration Request

April 29, 2013

Sincerely,

Starburst II, Inc.

By:	/s/ Ronald D. Fisher
Ronald D. Fisher
President